

January 23, 2017

Michael Grundei, Esq.
Wiggin and Dana LLP
Two Stamford Plaza
281 Tresser Boulevard
Stamford, Connecticut 06901

> **Re: magicJack VocalTec Ltd.**
> **Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 filed by Paul**
>   **M. Posner, Carnegie Technologies Holdings, LLC et al.**
> **Filed January 18, 2017**
> **File No. 0-27648**

Dear Mr. Grundei:

We have reviewed the soliciting materials referenced above and your response letter dated January 19, 2017, and we have the following additional comments. All defined terms used in this letter have the same meaning as in the soliciting materials unless otherwise indicated.

General

1. We note your response to prior comment 1. Both press releases filed under the cover of Schedule 14A pursuant to Exchange Act Rule 14a-12 on January 18, 2017 contain language referring security holders to read the proxy statement of magicJack when it becomes available. Please advise us whether Carnegie plans to send to security holders a definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a). We refer you to I.D.3. under the caption "Rule 14a-12" in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations.

2. Communications made in reliance on Rule 14a-12 must identify the participants in the solicitation and describe the participants' "direct or indirect interests." Carnegie did not include this information in its soliciting materials filed on January 18 but instead referred security holders to "the proxy statement of magicJack VocalTec Ltd. and other documents related to the solicitation of proxies on behalf of Paul M. Posner and Carnegie Technologies Holdings, LLC, from the shareholders of magicJack VocalTec Ltd., for use at its annual meeting *when they become available*" (emphasis added). Please note that the legend must advise security holders where they can currently obtain such information as opposed to referring them to future filings. See Rule 14a-12(a)(1)(i) and SEC Release No. 33-7760, including the release text accompanying footnote 77 (October 22, 1999). Please provide this information in all future soliciting materials.

3.   We note your response to prior comment 2, including the supplemental information you have provided to support such statements. Should Carnegie make similar statements in future soliciting materials, please consider including this supplemental information.

<u>Press release dated January 13, 2017 filed as soliciting material pursuant to Rule 14a-12</u>

4.   Refer to prior comments 2 and 4 and comment 3 above. With a view towards disclosure, please provide support for the following statements or refrain from using such statements in the future:

- "[magicJack]…faces a number of critical financial, operating and commercial decisions…"
- "shareholders should note that the Company is attempting to deny them the opportunity to vote for Carnegie's nominees ***by claiming, incorrectly***, that the nominations were technically flawed." (emphasis added)
- "The Company has ***failed to manage its own initiative of redomestication*** and is ***facing a delisting by not holding its annual meeting by the regulated date***."
- "When presented with the Carnegie offer, the current board ***apparently failed to run a comprehensive process*** to evaluate if other interested parties would consider bidding for some or all of the Company."

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions